Exhibit 99.2

SHOPIFY INC.
Annual General and Special Meeting of Shareholders
June 8, 2022

Report of Voting Results

Following the annual general and special meeting of shareholders of Shopify Inc. (the “Company”) held on June 7, 2022 (the “Meeting”), in accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the Meeting:
1.Election of Directors

The seven (7) nominees for director that were proposed by management of the Company were elected by a majority of the votes cast by shareholders present or represented by proxy at the Meeting. The votes cast for each nominee were as follows:

Director	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Tobias Lütke	193,196,219	98.68%	2,588,664	1.32%
Robert Ashe	185,629,962	94.81%	10,154,910	5.19%
Gail Goodman	192,789,980	98.47%	2,994,893	1.53%
Colleen Johnston	192,590,325	98.37%	3,194,557	1.63%
Jeremy Levine	192,760,637	98.46%	3,024,245	1.54%
John Phillips	194,066,721	99.12%	1,718,161	0.88%
Fidji Simo	195,332,617	99.77%	452,266	0.23%

2.Appointment of Auditor

PricewaterhouseCoopers LLP was appointed as the Company’s auditors by a majority of the votes cast by shareholders present or represented by proxy at the Meeting, and the directors were authorized to fix the auditors’ compensation. The votes were cast as follows:

Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
205,284,278	99.69%	644,163	0.31%

3.Approval of Plan of Arrangement

The special resolution in respect of the amendments to the Company’s restated articles of incorporation to update its governance structure, including the creation of a new class of share and the issuance of such share to Mr. Tobias Lütke, by way of plan of arrangement under the Canada Business Corporations Act was passed by the required (i) two-thirds majority of the votes cast by Class A and Class B shareholders present or represented by proxy at the Meeting, voting together as a single class, and (ii) majority of the votes cast by Class A and Class B shareholders (excluding the Company’s Founder and Chief Executive Officer, Tobi Lütke, and his associates and affiliates) present or represented by proxy at the Meeting, voting together as a single class. The votes were cast as follows:

Two-Thirds Majority of the Votes Cast by Class A and Class B Shareholders

Votes For	% of Votes For	Votes Against	% of Votes Against
141,656,592	72.35%	54,128,291	27.65%

Majority of the Votes Cast by Class A and Class B Shareholders Excluding the Company’s Founder and Chief Executive Officer, Tobias Lütke, and His Associates and Affiliates

Votes For	% of Votes For	Votes Against	% of Votes Against
62,732,822	53.68%	54,128,291	46.32%

4.Approval of the Share Split
The special resolution in respect of a 10-for-1 split of the Company’s Class A and Class B shares was passed by a two-thirds majority of the votes cast by Class A and Class B shareholders present or represented by proxy at the Meeting, voting together as a single class. The votes were cast as follows:

Votes For	% of Votes For	Votes Against	% of Votes Against
205,193,124	99.64%	735,317	0.36%

5.Advisory Vote on Executive Compensation

The advisory resolution on the Company’s approach to executive compensation was approved by a majority of the votes cast by shareholders present or represented by proxy at the Meeting. The votes were cast as follows:

Votes for	% of Votes for	Votes Against	% of Votes Against
183,409,550	93.68%	12,375,183	6.32%

Dated this 8th day of June, 2022.

SHOPIFY INC.

/s/ Jessica Hertz

Per:    Jessica Hertz
General Counsel and Corporate Secretary